UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-13107

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AUTONATION 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AUTONATION, INC.

200 SW 1st Ave

Fort Lauderdale, Florida 33301

AUTONATION

401(k) PLAN

FINANCIAL STATEMENTS

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

AutoNation 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of AutoNation 401(k) Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 23, 2010
Fort Lauderdale, Florida
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

AutoNation 401(k) Plan

Fort Lauderdale, Florida

We have audited the accompanying statement of net assets available for plan benefits of AutoNation 401(k) Plan (the “Plan”) as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

South Bend, Indiana
June 24, 2009

AUTONATION

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,

	2009	2008
ASSETS
Cash and cash equivalents	$321,184	$195,240

Investments, at fair value (Note 3)	311,910,533	260,035,482

Participant loans	9,896,433	1,747,617

Receivables
Employer contributions	—	3,454
Participant contributions	7,641	13,083

Total receivables	7,641	16,537

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,994,566	8,811,350

NET ASSETS AVAILABLE FOR BENEFITS	$326,130,357	$270,806,226

See accompanying notes to financial statements.

AUTONATION

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2009

Additions to net assets attributed to:
Investment Income
Dividends	$4,912,141
Interest	381,106
Net appreciation in fair value of investments (Note 4)	70,129,969
75,423,216

Contributions
Participant	19,787,967
Participant Rollovers	510,251
Total Contributions	20,298,218
Other Income	164,701
Total Additions	95,886,135

Deductions from net assets attributed to:
Benefits paid to participants	(39,032,245)
Distributions due to loan defaults	(1,161,894)
Administrative expenses	(367,865)
Total Deductions	(40,562,004)

Net increase	55,324,131

Net assets available for benefits
Beginning of year	270,806,226
End of year	$326,130,357

See accompanying notes to financial statements.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN

General

The following description of the AutoNation 401(k) Plan, as amended through December 31, 2009 (“the Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was established effective January 1, 1994, to provide benefits to all eligible employees of AutoNation, Inc. (“the Company”, formerly Republic Industries, Inc.) The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s senior management, is designated as the Plan Administrator.

Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of the Plan’s termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.

Eligibility

Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon the date of hire with the Company. However, effective October 1, 2001, any employees employed by the Company after that date due to a business acquisition will not be eligible to participate in the Plan until the first day of the month coincident with or following three months of service.

The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the income attributable to the participant’s account.

Contributions and Funding Policy

Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 30% of eligible compensation, as defined by the Plan. In 2009, the Plan allowed a participant to direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Amounts contributed by participants are fully vested when made. Each eligible participant could contribute up to $16,500 in 2009, subject to other applicable IRC limitations. The Plan also allowed participants that had attained age 50 to make additional contributions to the Plan of up to $5,500 for the year ended December 31, 2009. Effective January 1, 2006, the 401(k) contributions of Highly Compensated Employees are limited to 4% of eligible compensation as defined by the IRC. The Plan also allows for rollovers of vested contributions from participants’ previous employers’ qualified plans.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

A participant becomes fully vested in the employer match immediately upon contribution. The employer match is invested in shares of the Company’s common stock. Participants are not able to re-direct these contributions until they have completed three years of service with the Company and, as such, these investments are nonparticipant-directed. The Company suspended matching contributions effective January 1, 2009. Additionally, the Company did not make any discretionary contributions for the 2009 Plan year as permitted by the Plan.

In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.

Participant Loans

The Plan was amended November 24, 2008, to permit participant loans effective December 1, 2008. Prior to this, the Plan accepted and continues to service loans transferred from the plans of acquired companies.

Participants may borrow from their plan account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior twelve month period) or 50 percent of their vested account balance. Participant loans are secured by the balance in their account and are made at an interest rate commensurate with prevailing rates as determined by the Plan Administrator. Interest rates on existing loans range from 5.25 to 10 percent with various maturity dates through 2023. Principal and interest on loans are repaid in substantially equal installments through payroll deductions. Participant loans are stated at their outstanding principal balances.

Investments

The Company entered into an agreement whereby Merrill Lynch Trust Company (“the Trustee”) has been appointed the trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Employee Benefits Committee.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s surviving spouse or other designated beneficiary.

Upon meeting certain criteria specified in the Plan document, a participant may elect to receive an in-service withdrawal of his/her account, or portion of his/her account. A participant may receive a hardship distribution, may withdraw all or a portion of an after-tax account and rollover account at any time, may withdraw all or a portion of a prior plan account or grandfathered prior plan account after attaining five years of employment with the Company, and may take an in-service withdrawal of all or a portion of his/her account held in the Plan upon attaining age 59 1/2.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in the Merrill Lynch Retirement Preservation Trust, a common collective trust fund. The Plan Administrator does not believe that any events related to the Merrill Lynch Retirement Preservation Trust which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. At December 31, 2009 and 2008, the Merrill Lynch Retirement Preservation Trust is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. The Plan records dividends on the ex-dividend date.

Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. At December 31, 2009 and 2008, approximately 13% and 10% of the Plan’s net assets available for benefits were invested in AutoNation, Inc. common stock, respectively.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Adoption of New Accounting Standards

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board (“FASB”) issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification (the “ASC”) as the source of authoritative principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”). Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have a material impact on our financial statements. References to authoritative accounting literature contained in our financial statements are made in accordance with the ASC.

Fair Value Measurements

In April 2009, the FASB issued an accounting standard on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. The standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. The standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The standard also requires increased disclosures. The standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material impact on our financial statements.

In September 2009, the FASB issued an accounting standard which permits, as a practical expedient, a reporting entity to measure the fair value of an investment on the basis of the net asset value per share of the investment under the condition that the measurement is calculated in accordance with established fair value measurement principles provided in the FASB ASC. The standard provides factors to consider when determining fair value on the basis of net asset value per share such as restrictions on the Plan’s ability to redeem the investment and the measurement date of the investee. The standard also requires increased disclosures. The standard is effective for interim and annual reporting periods ending after December 15, 2009. The adoption of this standard did not have a material impact on our financial statements. The Plan does not have any investments with unfunded commitments or with any redemption restrictions (with the exception of a Plan-level restriction on the Merrill Lynch Retirement Preservation Trust, a stable value common collective trust, that requires a phased withdrawal of funds in the event of a Plan-level determination to withdraw funds from the trust).

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

New Accounting Standards Not Yet Adopted

Fair Value Measurements

In January 2010, the FASB issued an accounting standard on fair value measurement disclosures. The standard requires additional disclosure of fair value activity including significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and separate presentation of items included in the reconciliation of Level 3 fair value measurements. The standard also provides guidelines in determining the appropriate level of disaggregation of assets and liabilities in fair value disclosures. Additionally, the standard requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 of the fair value hierarchy. The standard is effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of disclosure requirements related to the reconciliation of Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010. Plan management does not expect the adoption to have a material effect on the Plan’s financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted the provisions for accounting standards for fair value measurements and subsequently adopted certain related accounting standards. The impact of adoption of these standards was not material to the Plan’s net assets available for benefits. Accounting standards define fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following three levels of inputs within the fair value hierarchy that may be used to measure fair value are defined as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2009 and 2008:

	December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$173,269,094	$—	$—	$173,269,094
AutoNation, Inc. common stock	43,173,808	—	—	43,173,808
Common collective trusts	—	95,467,631	—	95,467,631
Total investments - fair value	$216,442,902	$95,467,631	$—	$311,910,533

	December 31, 2008
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$143,060,858	$—	$—	$143,060,858
AutoNation, Inc. common stock	27,359,972	—	—	27,359,972
Common collective trusts	—	89,614,652	—	89,614,652
Total investments - fair value	$170,420,830	$89,614,652	$—	$260,035,482

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

•	Mutual funds: valued at quoted market prices, which represent the net asset value of the securities held in such funds.

•

AutoNation, Inc. common stock: AutoNation, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (AN) is valued at its quoted market price at the daily close of the NYSE.

Common collective trusts

•

Merrill Lynch Equity Index Trust XII: valued at the net asset value per unit as determined by the common collective trust as of the valuation date, which approximates fair value. The net asset value of the common collective trust is calculated daily and distributions from net investment income and net realized gains are retained by the trust. The trust seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index (the Index). This Index is a means to measure the performance of a broad base of large U.S. corporations. The trust invests primarily in a portfolio of equity securities (stocks) designed to substantially equal or “match” the performance of this Index, before expenses. The percentage of the trust’s interest in each stock will generally be the same as the percentage that a particular stock represents in the Index. However, certain factors may make the purchase of some stocks impracticable or unnecessary.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

•

Merrill Lynch Retirement Preservation Trust: the fair value of the Plan’s interest in the stable value common collective trust reflects the net asset value of the common collective trust, adjusted for the variance between the contract value and fair value of the underlying investments of the trust, as reported by the fund managers. The net asset value of the common collective trust is calculated daily and distributions from net investment income are declared daily and are reinvested in additional units. The trust seeks to provide preservation of capital, liquidity, and current income at levels that are typically higher than those provided by money market funds. The trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts and in high-quality money-market securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 - INVESTMENTS

The following presents investments stated at fair value that represent 5 percent or more of the Plan’s net assets as of December 31, 2009.

	2009		2008
Merrill Lynch Retirement Preservation Trust, 59,062,589 and 63,391,007 shares, respectively (contract value at 2009 - $59,062,589; 2008 - $63,391,007)	$55,068,023		$54,579,657

Merrill Lynch Equity Index Trust Fund XII, 2,891,883 and 3,170,588 shares, respectively	40,399,608		35,034,995

AutoNation, Inc. Common Stock, 2,254,507 and 2,769,228 shares, respectively	43,173,808	*	27,359,972	*

PIMCO Total Return Fund, 3,602,850 and 3,545,250 shares, respectively	38,910,781		35,948,831

American Century Small Cap Value Fund Inst Class, 4,079,999 and 4,574,351 shares, respectively	29,947,196		24,610,010

Oakmark International Fund, 1,685,944 and 1,915,880 shares, respectively	28,391,297		20,787,300

Munder MidCap Core Growth Cl Y, 763,105 and 867,165 shares, respectively	17,307,228		14,863,216

Van Kampen Growth & Income Fund Cl I, 982,833 and 1,029,921shares, respectively	16,993,188		14,563,077

Turner Core Growth Fund II, 1,591,452 and 1,741,349 shares, respectively	16,678,414		13,234,253

*	The Plan allows participants to direct the investment of a portion of their salary deferral contributions into shares of the Company’s common stock. The Plan also provides that employer-matching contributions will be invested only in shares of the Company’s common stock and will not be subject to participants’ investment direction until the participant has completed three years of service with the Company. The portion of the Plan’s investment in shares of the Company’s common stock that was not subject to participant investment direction is detailed in Note 5. There were no employer-matching contributions in 2009 as the Company suspended matching contributions effective January 1, 2009.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

During 2009, the Plan’s investments (including gains and losses on investments bought, sold, or held during the year) appreciated in value as follows:

2009
Mutual funds	$38,246,732
Common collective trusts	8,479,054
AutoNation, Inc. common stock	23,404,183
$70,129,969

NOTE 5 - NONPARTICIPANT-DIRECTED ASSETS

Information about the significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2009	2008
Net assets
AutoNation, Inc. common stock	$38,699,889	$24,642,276
Employer contribution receivable	—	3,454
	$38,699,889	$24,645,730

2009
Changes in net assets
Net appreciation	$21,506,916
Benefits paid to participants	(4,293,677)
Transfers to participant-directed investment	(3,159,080)
Employer contributions	—
$14,054,159

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. The following transactions represent party-in-interest transactions to the Plan.

•

Common Collective Trusts: These investments are managed by Merrill Lynch Asset Management Company, an affiliate to the Trustee. The value of these investments included in net assets available for benefits was $99,462,197 as of December 31, 2009 and $98,426,002 as of December 31, 2008, which include an adjustment from fair value to contract value for fully benefit-responsive contracts of $3,994,566 and $8,811,350, respectively.

•	AutoNation, Inc Common Stock: The fair value of investments in the Company’s common stock was $43,173,808 as of December 31, 2009 and $27,359,972 as of December 31, 2008.

•

Participant Loans: The Plan accepts and services loans to plan participants as described in Note 1. The participant loans balance (including accrued interest) was $9,896,433 as of December 31, 2009 and $1,747,617 as of December 31, 2008.

•

Administrative fees: Certain administrative fees were paid by the Plan to the Trustee. These fees were $367,865 for the plan year ended December 31, 2009. The Company pays certain fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees.

NOTE 7 - INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated August 11, 2003, that the Plan is designed and qualified in accordance with applicable sections of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and remains qualified.

NOTE 8 - PLAN AMENDMENTS

Effective January 1, 2009, the Plan was amended to suspend the employer matching contributions to the Plan. Additionally, the Plan was amended to increase the allowable deferral rate from 25% of eligible compensation to 30% (if participant is deemed highly compensated by Internal Revenue Service guidelines, the participant is limited to a 4% deferral rate).

NOTE 9 - SUBSEQUENT EVENTS

We have evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2009.

AUTONATION

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Effective January 1, 2010, the Plan was amended to reflect certain provisions of the Pension Protection Act of 2006 with regard to hardship withdrawals, expanding distributions to Qualified Reservists, allowing rollover distributions for non-spouse beneficiaries, and the determination of income or loss allocable to excess contributions, excess aggregate contributions, and excess deferrals.

Effective June 3, 2010, the Plan added the Harbor International Fund and the FFI Premier Institutional Fund. The Harbor International Fund replaced the Oakmark International Fund.

SUPPLEMENTARY SCHEDULE

AUTONATION

401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

Name of Plan Sponsor: AutoNation, Inc.

Employer Identification Number: 73-1105145

Three Digit Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Merrill Lynch Retirement Preservation Trust	Common/collective fund (59,062,589 shares)	**	$59,062,589

*	Merrill Lynch Equity Index Trust Fund XII	Common/collective fund (2,891,883 shares)	**	40,399,608

*	AutoNation, Inc.	Common stock (2,254,507 shares)	31,030,608	43,173,808

	PIMCO Total Return Fund	Registered investment company (3,602,850 shares)	**	38,910,781

	American Century Small Cap Value Fund Inst Class	Registered investment company (4,079,999 shares)	**	29,947,196

	Oakmark International Fund	Registered investment company (1,685,944 shares)	**	28,391,297

	Munder MidCap Core Growth Fund	Registered investment company (763,105 shares)	**	17,307,228

	Van Kampen Growth & Income Fund	Registered investment company (982,833 shares)	**	16,993,188

	Turner Core Growth Fund II	Registered investment company (1,591,452 shares)	**	16,678,414

	American EuroPacific Fund	Registered investment company (266,203 shares)	**	10,041,191

	PIMCO Real Return Fund	Registered investment company (754,118 shares)	**	8,136,936

	Columbia Mid Cap Value Fund	Registered investment company (468,972 shares)	**	5,196,205

	Alger Small Cap Growth Institutional Fund	Registered investment company (75,201 shares)	**	1,666,658

*	Participant loans	Interest rates from 5.25% to 10% and maturity dates through 2023		9,896,433

	Total			$325,801,532

*	Represents a party-in-interest to the Plan
**	Cost information not required for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AutoNation 401(k) Plan
(Name of Plan)

Date: June 24, 2010	By:	/s/ Michael J. Stephan
	Title:	Vice President, Corporate Controller